ACT IAA
SECTION 206
RULE 206(4)-3
PUBLIC AVAILABILITY April 21, 2003



03058662
NO ACT
PE
8-4077

April 21, 2003
IM Ref. No. 20032201016
Fahnestock & Co., Inc.
File No. 008-04077

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

We would not recommend enforcement action to the Commission under Section 206(4) of the Investment Advisers Act of 1940 ("Advisers Act") and Rule 206(4)-3 thereunder if any investment adviser that is required to be registered pursuant to Section 203 of the Advisers Act pays to Fahnestock & Co., Inc. ("Fahnestock"), a registered broker-dealer and investment adviser, or any of its associated persons, a cash fee for the solicitation of advisory clients in accordance with Rule 206(4)-3, notwithstanding two Commission administrative orders (the "Orders") that otherwise would preclude such an investment adviser from paying Fahnestock a solicitation fee.[1]

Rule 206(4)-3 under the Advisers Act prohibits any investment adviser that is required to be registered under the Advisers Act from paying a cash fee, directly or indirectly, to any solicitor with respect to solicitation activities if, among other things, the solicitor has been found by the Commission to have engaged, or has been convicted of engaging, in any of the conduct specified in Sections 203(e)(1), (5), or (6) or who is subject to an order, judgment or decree described in Section 203(e)(4) of the Advisers Act.

Our position is based on the facts and representations in your letter dated April 16, 2003, particularly your representations that Fahnestock:

(1) will conduct any solicitation arrangement entered into with any investment adviser that is required to be registered under the Advisers Act in compliance with all of the applicable provisions of Rule 206(4)-3;

PROCESSED
MAY 14 2003
THOMSON FINANCIAL

(2) will use its best efforts to ensure that any adviser with which it has a solicitation arrangement describes such arrangement to the extent required in response to Item 13 of Part II of the adviser's Form ADV; and

(3) for a period of ten years following the date of each Rule 206(4)-3 Disqualifying Order, discloses the order to each person whom it solicits in the separate written disclosure document required to be delivered to such person under Rule 206(4)-3(a)(2)(iii)(A) or, if Fahnestock is a person specified in Rule 206(4)-3(a)(2)(i) or (ii), discloses the order to each person whom it solicits by providing the person at the time of the solicitation with a separate written disclosure document that discusses the terms of the order.[2]

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[1] *In the Matter of Fahnestock & Co., Inc. and William E. Bierlin, Jr.*, Admin. Proc. File No. 3-9122, Securities Exchange Act Rel. No. 43054 (Jul. 19, 2000). *In the Matter of Fahnestock & Co., Inc. and William E. Bierlin, Jr.*, Admin. Proc. File No. 3-9122, Securities Exchange Act Rel. No. 39029 (Sep. 8, 1997).

[2] *See* Dougherty & Company LLC (pub. avail. Mar. 21, 2003).

CRGH

Our position is also based on your representation that Fahnestock has arranged for the payment of fees for solicitation activities to be suspended, so that unpaid fees for past or present solicitation activities will be accrued but not paid unless the requested relief is granted. In addition, you represent that William E. Bierlin, Jr. will not, directly or indirectly, engage in or receive compensation for the solicitation activities described in your letter. This position applies only to the Orders and not to any other basis for disqualification under Rule 206(4)-3 that may exist or arise with respect to Fahnestock or any of its associated persons.



Jennifer Berman
Staff Attorney

DIRECT FAX
917-777-3406
EMAIL ADDRESS
mkhoffman@SKADDEN.COM
DIRECT DIAL
212-735-3406

Investment Advisers Act of 1940 Section 206(4); Rule 206(4) - 3

April 16, 2003

Douglas J. Scheidt, Esq.
Associate Director and Chief Counsel
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Fahnestock & Co. Inc.

Dear Mr. Scheidt:

On behalf of our client, Fahnestock & Co. ("Fahnestock"), a registered broker-dealer and registered investment adviser, we seek the concurrence of the staff of the Division of Investment Management ("Staff") that Fahnestock and its associated persons should not be prohibited by Rule 206 (4) – 3 (the "Rule") under the Investment Advisers Act of 1940, as amended ("Advisers Act"), from receiving cash payments for the solicitation of advisory clients for registered investment advisers, notwithstanding the disqualifying event described below. The event did not result in Fahnestock being prohibited or suspended from acting as, or being associated with, an investment adviser and in no way related to solicitation activities. Accordingly, this should not result in Fahnestock being prohibited from receiving cash fees as a solicitor. We note in support of this request that the Staff has granted no-action relief under the Rule to other applicants for similar reasons and that this letter conforms with these prior requests for relief. This letter amends and restates our amended and restated letters to you dated March 31, 2003 and March 17, 2003 and our letter to you dated February 11, 2003, in response to the oral comments we received from Jennifer Berman.

BACKGROUND

Fahnestock is one of the largest independent securities firms in the United States and is registered both as a broker/dealer under the Securities Exchange Act of 1934, as amended ("Exchange Act"), and as an investment adviser under the Advisers Act. Fahnestock is wholly owned, on an indirect basis, by Fahnestock Viner Holdings, a holding company whose shares are

listed on the New York Stock Exchange and Toronto Stock Exchange. Fahnestock currently employs over 1,700 financial consultants in over 100 branch offices throughout the United States as well as in South America and Canada. Fahnestock is a member firm of the New York Stock Exchange and all principal U.S. exchanges. As an investment adviser, Fahnestock manages client accounts, including registered investment companies. Fahnestock seeks this waiver of the disqualification provision in order that Fahnestock will be able to accept cash payments for acting as a solicitor.

EVENTS AT ISSUE

The circumstances in which the Securities and Exchange Commission (the "Commission") has found that Fahnestock violated securities laws that otherwise would prohibit Fahnestock from accepting cash payments for acting as a solicitor under the Rule (the "Events") are set forth in Appendix A hereto.[1] These findings are reported on Fahnestock's Form ADV.

POTENTIAL DISQUALIFICATION

Rule 206 (4) – 3 (a) (1) (ii) prohibits, in part, an investment adviser from paying a cash fee, directly or indirectly, to any solicitor who has been found by the Commission to have engaged in any of the conduct specified in paragraphs (1), (5) or (6) of Section 203 (e) of the Advisers Act or who is subject to an order, judgment or decree described in Section 203 (e) (4) of the Advisers Act, respectively. Fahnestock has a solicitation arrangement, within the meaning of Rule 206 (4) –3, with CIBC World Markets Corp. ("World Markets") as a result of the recent acquisition of the private client division of World Markets. However, in view of the Events described herein, we are concerned that Fahnestock may be disqualified from receiving cash payments from World Markets or any other investment adviser in the future for solicitation activities absent a waiver from the Staff.

Effective January 2, 2003, Fahnestock acquired the assets of the private client division (the "Private Client Division") of World Markets and entered into an agreement with World Markets and its parent, Canadian Imperial Bank of Commerce ("CIBC") pursuant to which Fahnestock would acquire the assets of the asset management division (the "Asset Management Division") of World Markets. As part of such agreement, CIBC may acquire, subject to certain conditions, upon exchange of the exchangeable debentures issued as part of the purchase price, up to 35% of the issued shares (on a fully diluted basis) of Fahnestock's parent, Fahnestock Viner Holdings Inc. ("Fahnestock Viner"). In addition, CIBC may appoint two observers to Fahnestock Viner's Board of Directors and may nominate two directors for election to Fahnestock Viner's Board of Directors by Fahnestock Viner's shareholders.[2]

The Private Client Division operates a high net worth retail business, which consists of 620 financial consultants in 18 branches in major financial centers across the United States, with client assets of approximately U.S. $35 billion. The Asset Management Division operates an asset management business with approximately U.S. $8.7 billion currently under

[1] See also SEC Release No. 39029 (September 8, 1997) and SEC Release No. 43054 (July 19, 2000) (the "Orders").
[2] Other than as described in this paragraph, Fahnestock has no affiliation with World Markets.

management in a variety of products, including wrap fee products, growth funds, value funds, sector funds and specialty funds.

The business of the Private Client Division operates today as the Oppenheimer Division of Fahnestock & Co. Inc. However, due to regulatory requirements, particularly the need for client consent in connection with the assignment of various investment advisory agreements, the parties expect it will be approximately April 30, 2003 before all of the segments of the Asset Management Division will be operating as part of the Oppenheimer Division of Fahnestock.

As a result of the foregoing, account executives who formerly solicited investment advisory business at World Markets have become employees of Fahnestock, although the asset management products sold by such account executives currently are products of World Markets. To remedy this, on January 15, 2003, Fahnestock and World Markets entered into a program/solicitation agreement (the "Solicitation Agreement") pursuant to Rule 206 (4) – 3 (a) (2) (iii). Pursuant to the Solicitation Agreement, account executives at Fahnestock could solicit clients to open accounts in asset management programs of World Markets. The Solicitation Agreement will terminate when Fahnestock's acquisition of the advisory programs of the asset management business is completed. While Fahnestock has conducted solicitation activities, no cash payments have been made by World Markets and retained by Fahnestock pursuant to the Solicitation Agreement and no payments will be made pursuant to such agreement, including, without limitation, with respect to successful introductions made prior to the date of this letter, until and unless the Staff grants the no-action relief requested herein.

DISCUSSION

As noted in prior requests for relief from the prohibitions of the Rule, the intention of the Commission in adopting paragraph (a) of the Rule was to prevent an investment adviser from hiring as a solicitor a person who could not be hired as an employee, thus doing indirectly what it could not do directly. See Advisers Act Release No. 615 (February 2, 1978) (proposing release); Advisers Act Release No. 688 (July 12, 1979) (adopting release). In Advisers Act Release No. 615, the Commission stated that "because it would be inappropriate for an investment adviser to be permitted to employ indirectly, as a solicitor, someone whom it might not be able to hire as an employee, the Rule prohibits payment of a referral fee to someone who... has engaged in any of the conduct set forth in Section 203 (e) of the [Advisers] Act ... and therefore could be the subject of a Commission order barring or suspending the right of such person to be associated with an investment adviser."

The Events described above have not barred, suspended or limited Fahnestock from acting as an investment adviser or from being associated with a registered investment adviser, and the conduct at issue was unrelated to the solicitation activities on behalf of other investment advisers. It would indeed be anomalous and inherently inconsistent if Fahnestock, which may and does conduct its own investment advisory business without any limitations, were prohibited from receiving cash fees as a solicitor from unaffiliated or affiliated investment advisers. The disqualification of Fahnestock from the receipt of cash fees for solicitation of

advisory clients would be unduly and disproportionately severe given that the disqualification would severely harm the ability of Fahnestock to engage in solicitation activities.

In Advisers Act Release No. 688, the Commission stated that "a finding that a person has engaged in the conduct specified in [Section 203 (e) of the Advisers Act] only authorizes and does not require the commission to bar such persons from being associated with a registered investment adviser. The Commission would entertain, and be prepared to grant in appropriate circumstances, requests for permission to engage as a solicitor a person subject to a statutory bar." We respectively submit that these are appropriate circumstances to permit a person subject to a statutory bar to engage as a solicitor, and that permitting Fahnestock to engage in solicitation activities would be consistent with the public interest.

Accordingly, no reason exists to prohibit Fahnestock from receiving cash fees as a solicitor. In support of this request, we note that the Staff has previously granted similar no-action relief under the disqualifying provision of the Rule. See e.g., Dreyfus Corporation SEC No-Action Letter (pub. Avail. Mar. 9, 2001); J.B. Hanauer & Co. SEC No-Action Letter (pub. Avail. Dec. 12, 2000)[3]; Credit Suisse First Boston Corporation SEC No-Action Letter (pub. Avail. Aug. 24, 2000)[4]; PaineWebber Incorporated SEC No-Action Letter (pub. Avail. Dec. 22, 1998); NationsBanc Investments, Inc. SEC No-Action Letter (pub. Avail. May 6, 1998); Morgan Keegan & Co., Inc. SEC No-Action Letter (pub. Avail. Jan 9, 1998); Mitchell Hutchins Asset Management Inc., SEC No-Action letter (pub. Avail. Jan 2, 1998); Merrill Lynch, Pierce, Fenner & Smith, Inc., SEC No-Action Letter (pub. avail. Aug. 7, 1997); Interstate/Johnson Lane Corporation, SEC No-Action Letter (pub. Avail. Apr. 5, 1996); Solomon Brothers Inc., SEC No-Action Letter (pub. Avail. Jan. 26, 1994); Hickory Capital Management, Inc., SEC No-Action Letter (pub. Avail. Feb. 11, 1993); Oppenheimer & Co. , SEC No-Action Letter (pub. Avail. June 5, 1992); Kidder, Peabody & Co. (pub. Avail. Mar. 30, 1992); BT Securities Corporation, SEC No-Action Letter (pub. Avail. Mar. 30, 1992); Stein Roe & Farnham Inc., SEC No-Action Letter (pub. Avail. May 26, 1987).

UNDERTAKINGS

In connection with this request, Fahnestock has undertaken:

1. to conduct any solicitation arrangement entered into with any investment adviser in compliance with all applicable provisions of the Rule;

2. to use its best efforts to insure that any adviser with which it has a solicitation agreement describes the arrangement to the extent required in response to Item 13 of such adviser's Part II of Form ADV; and

3. for a period of ten years following the date of each Order, to disclose each Order to each person whom Fahnestock solicits in a separate written disclosure document required to be delivered to such person under Rule 206 (4) – 3 (a) (2) (iii) (A) or, if Fahnestock is

[3] This letter permitted solicitation to continue while payment was held in escrow pending relief from the Staff.
[4] This letter permitted solicitation to continue while payment was accrued but not paid pending relief from the Staff.

a person specified in Rule 206 (4) – 3 (a) (2) (i) or (ii), to disclose each Order to each person whom Fahnestock solicits by providing the person at the time of the solicitation with a separate written disclosure document that discusses the terms of the Orders.

As previously stated, Fahnestock attests that the payment of fees for solicitation activities has been suspended, so that unpaid fees for past or present solicitation activities will be accrued but not paid unless the requested relief is granted.

Fahnestock further attests that William E. Bierlin, Jr. will not directly or indirectly engage in and/or be compensated in any way for solicitations conducted by Fahnestock or its associated persons of advisory clients for World Markets or other investment advisers in the future.

CONCLUSION

Based on the foregoing, we respectfully ask the Staff to advise us that it will not recommend enforcement action to the Commission if an investment adviser that is required to be registered pursuant to Section 203 of the Advisers Act pays Fahnestock, or any of its associated persons, a cash fee for the solicitation of advisory clients for the investment adviser, notwithstanding the Events or the Orders, including, without limitation, any fees that may be paid by World Markets to Fahnestock for solicitation activities performed, or to be performed, pursuant to the Solicitation Agreement on or after the closing of Fahnestock's acquisition of the assets of the Private Client Division through the final closing of the transfer of the Asset Management Division to Fahnestock or any fees that may be paid by any other investment adviser to Fahnestock in the future for solicitation activities.

You may telephone the undersigned regarding this request at 212-735-3406.

Sincerely,

Michael K. Hoffman

Appendix A

In July, 2000, the Commission entered an order in which it found that Fahnestock failed reasonably to supervise Wendell Jeffrey Lee[5] within the meaning of Section 15 (b) (4) (E) of the Exchange Act during the period February, 1993 through May, 1994 in connection with Lee's misappropriation of funds from two Fahnestock customers. In connection with its finding regarding failure to reasonably supervise Lee, the Commission, in brief, found these deficiencies included the following: Notwithstanding that Fahnestock's Compliance Manual and Supervisory manual prohibited the hand-delivery of checks by registered representatives, Fahnestock purportedly had an unwritten policy allowing for the hand-delivery of checks in rare circumstances, provided that the registered representative obtained a receipt from the customer. Fahnestock failed to have a system for applying this policy. Fahnestock policies and procedures regarding wire transfers of customer funds were inadequate. Fahnestock's system for implementing the procedures regarding third-party checks was inadequate. Fahnestock had no policies or procedures to prevent its margin department from approving third-party checks made payable to a bank without any information on the checks identifying the recipient. Fahnestock's system for implementing the firm's compliance policies and procedures was inadequate.[6]

The Commission further found that Fahnestock violated Section 17 (a) of the Securities Act of 1933, as amended (the "Securities Act") and Rule 17 (a) (3) thereunder from February to October, 1995 through the actions of its branch manager, William E. Bierlin, Jr.,[7] who the Commission found to have placed his initials on the branch office check blotters, thereby causing those records to reflect falsely that he had reviewed them contemporaneously with their creation.

Fahnestock consented, without admitting or denying the Commission's findings, to the entry of an Order by the Commission that imposed a censure, a $20,000 civil penalty, and other remedial sanctions. The Commission ordered that Fahnestock, within 90 days of the entry date of the Order, comply with the following additional undertakings: Revise its compliance procedures to require that, for each hand-delivery of checks or securities to a customer, the branch manager must provide prior, documented approval of the delivery and Fahnestock's headquarters must send a separate confirmation letter to the customer. Such confirmation, absent circumstances beyond Fahnestock's reasonable control, must be mailed by the next business day following the date of the delivery and shall contain, at a minimum, the date of the delivery and the items reportedly delivered. Revise its compliance procedures to require that Fahnestock's

[5] Lee was terminated by Fahnestock in June of 1994. He was convicted for felony forgery in connection with this misappropriation and was sentenced to five years in prison. The Commission obtained a permanent injunction against him, SEC v. Wendell Jeffrey Lee 2:95-CV-06088 (E.D. PA.) (Sept. 27, 1995), and, on May 28, 1996, instituted administrative proceedings against him in connection with this same misconduct which resulted in the imposition of a permanent bar.

[6] See SEC Release No. 43054 (July 19, 2000).

[7] In October, 1996, the Commission instituted administrative proceedings against Bierlin which resulted in the imposition of a permanent bar; see SEC Release No. 39029 (September 8, 1997). An application for reinstatement with the NYSE was subsequently made on behalf of Bierlin, which application was approved by the New York Stock Exchange, after notice to the Commission, in January, 2002. Bierlin is currently an account executive in Fahnestock's Jenkintown, Pennsylvania branch office.

headquarters send out a separate confirmation letter any time funds are wired out of a customer's account. Such confirmation, which, absent circumstances beyond Fahnestock's reasonable control, must be mailed by the next business day following the date of transfer, shall contain, at a minimum, the date of the transfer, the name and account number from which the funds were transferred, and the name of the financial institution to which the funds were transferred. Revise its compliance procedures to require that Fahnestock's headquarters send out a separate confirmation letter for each third-party check drawn from the customer's account at the written request of the customer. Such confirmation, which, absent circumstances beyond Fahnestock's reasonable control, must be mailed by the next business day following the date on which the check was drafted, shall contain, at a minimum, the date the check was drafted, the name and account number against which the check was drafted, and the payee named on the check. Conduct an annual, in-house seminar for all compliance managers. Each seminar, which will be conducted by the director of compliance and/or the general counsel, shall review and/or address changes in the federal securities laws, rules of the applicable self-regulatory organizations and Fahnestock's policies and procedures. In addition, all new compliance managers will, within six months of being hired, attend one or more outside seminars relating to compliance procedures and/or the conduct of compliance examinations.[8]

Fahnestock has complied with all of these undertakings. The Commission further required that Fahnestock cease and desist from future violations of Section 17 (a) of the Securities Act and Rule 17 (a) (3) [sic] thereunder.

[8] See SEC Release No. 43054 (July 19, 2000).